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bakertilly.com

February 26, 2026

Member
MBX Clearing LLC
38955 Hills Tech Drive
Farmington Hills, Michigan 48331

Dear Member:

We have substantially completed our audit of the financial statements of MBX Clearing LLC (the "Company") as of December 31, 2025 and for the year then ended, in accordance with standards of the Public Company Accounting Oversight Board (United States). In planning and performing our audit, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In this context, a "reasonable possibility" exists when the likelihood of the event occurring is either "reasonably possible" or "probable." These terms are defined as follows:

> *Reasonably possible:* The chance of the future event or events occurring is more than remote but less than likely.

> *Probable:* The future event or events are likely to occur.

MBX Clearing LLC

February 26, 2026
Page 2

We consider the following deficiency to be a material weakness:

There are ineffective Information Technology General Controls (ITGCs) related to segregation of duties over certain information technology (IT) systems which support the Company's financial reporting process. In addition, there were no controls in place for mapping of MBX controls to the relevant SOC complimentary user entity controls. As a result, automated and manual process controls dependent on those ITGCs including for financial information produced from the IT systems were also not effective.

This communication is intended solely for the information and use of management, those charged with governance, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly US, LLP

New York, New York
February 26, 2026